FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on February 12, 2008 that announces a quarterly dividend of $0.30 and a time charter extension for one of its Panamax vessels at $52,000 per day.

EXHIBIT 1

Euroseas Ltd. Declares Quarterly Dividend of $0.30 Per Common Share

and

Announces Time Charter Extension for One of its Panamax Vessels at $ 52,000 per day

February 12, 2008, Maroussi, Athens, Greece - Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today, that its Board of Directors has declared a dividend of $0.30 per common share for the fourth quarter of 2007. The dividend is payable on March 14, 2008 to all shareholders of record as of March 05, 2008 . This dividend is $0.01 above the previous quarterly dividend and $0.08 above the dividend paid for the same period last year.

The Company also announced today, that a subsidiary of the Company has entered into a one-year time charter for the M/V "Aristides NP," a 69,268 dwt, 1993 built Panamax bulk carrier, at a gross daily rate of $52,000. The charter will commence upon completion of its scheduled dry-docking on about February 25, 2008.

Following this charter, 65% of Euroseas total fleet days in 2008 are secured under period charters, or already concluded spot charters, and are otherwise protected from market fluctuations.

Aristides Pittas, Chairman and CEO of Euroseas commented: "Our fourth quarter dividend marks the sixth consecutive quarter during which we were able to increase our dividend. On an annual basis, we have paid an aggregate amount of $1.08 per common share in 2007 or 12.5% above our minimum target annual dividend of $0.96 per common share. By significantly increasing the size of our fleet in 2007 from nine to fifteen vessels we have been able to utilize the increased cash flow to pay a higher dividend per share.

We are also pleased to announce that we have concluded the charter of the M/V "Aristides NP" for an additional year, at a favorable rate which is $23,000 per day above her previous charter. In fact, the current rate which we have secured is above the average charter secured for this type of vessel in 2007, the year in which rates reached their current historical highs.

Furthermore, this fixture will enable us to further enhance the predictability and strength of our revenues and cash flows, providing support to our attractive dividend yield amidst a volatile global environment.”

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Spot Pool – ‘til end 2008	Spot / Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Feb-09	$52,000
IOANNA P.	Panamax	64,873		1984	TC ‘til Aug-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	Spot	$34,000
GREGOS	Handysize	38,691		1984	Spot	$45,000
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	TC ‘til Feb-09	$14,750 ‘til Feb-08 $15,250 ‘til Feb-09
JONATHAN P	Handysize	33,667	1,932	1990	Spot	N/A
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC ‘til Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Mar-08	$13,450
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-09	$12,800 ‘til Apr-08 $13,175 ‘til Apr-09
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$15,800
Total Container Carriers	9	239,010	15,321
Fleet Grand Total	15	538,894	16,271

(*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 2 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas' 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 9 container ships have a cargo capacity of 15,321 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:
Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury lane

Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  February 12, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President